MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                          AT MARCH 31 OF 2004 AND 2003
                              (Thousands of Pesos)
                                 Final Printing

REF              CONCEPTS                      QUARTER OF PRESENT      QUARTER OF PREVIOUS
S                                                   Amount      %            Amount      %
------------------------------------------------------------------------------------------

 1   TOTAL ASSETS .. ......................     16,863,366    100        14,190,924    100
 2   CURRENT ASSETS .......................      6,973,057     41         6,522,746     46
 3   CASH AND SHORT-TERM INVESTMENTS ......      2,159,308     13         2,482,653     17
 4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET      2,329,391     14         1,890,316     13
 5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABL        947,254      6           759,221      5
 6   INVENTORIES ..........................      1,361,278      8         1,275,663      9
 7   OTHER CURRENT ASSETS                          175,826      1           114,893      1
 8   LONG-TERM                                   6,974,618     41         4,923,304     35
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET      2,842,814     17           377,609      3
10   INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED ASSOCIATED               784,561      5           954,359      7
11   OTHER INVESTMENTS                           3,347,243     20         3,591,336     25
12   PROPERTY, PLANT AND EQUIPMENT               1,292,121      8         1,333,709      9
13   PROPERTY                                      911,100      5           881,325      6
14   MACHINERY AND INDUSTRIAL EQUIPMENT (NE      2,009,576     12         2,084,726     15
15   OTHER EQUIPMENT                               361,040      2           630,783      4
16   ACCUMULATED DEPRECIATION                    2,033,296     12         2,275,308     16
17   CONSTRUCTION IN PROGRESS                       43,701      0            12,183      0
18   DEFERRED ASSETS (NET)                       1,623,570     10         1,411,165     10
19   OTHER ASSETS                                        0      0                 0      0

20   TOTAL LIABILITIES                          11,209,638    100        10,277,411    100

21   CURRENT LIABILITIES                         5,270,945     47         7,094,302     69
22   SUPPLIERS                                   1,099,607     10           991,786     10
23   BANK LOANS                                    926,026      8         1,100,812     11
24   STOCK MARKET LOANS                              9,757      0         1,095,583     11
25   TAXES TO BE PAID                              144,479      1           104,274      1
26   OTHER CURRENT LIABILITIES                   3,091,076     28         3,801,847     37
27   LONG-TERM LIABILITIES                       5,493,499     49         2,876,816     28
28   BANK LOANS                                  2,705,916     24         2,677,595     26
29   STOCK MARKET LOANS                          2,752,410     25           185,614      2
30   OTHER LOANS                                    35,173      0            13,607      0
31   DEFERRED LOANS                                 12,192      0            11,407      0
32   OTHER LIABILITIES                             433,002      4           294,886      3
33   CONSOLIDATED STOCK HOLDERS' EQUITY          5,653,728    100         3,913,513    100

34   MINORITY INTEREST                             419,172      7           185,039      5
35   MAJORITY INTEREST                           5,234,556     93         3,728,474     95
36   CONTRIBUTED CAPITAL                         8,739,284    155         6,315,380    161
37   PAID-IN CAPITAL STOCK (NOMINAL)             3,173,580     56           686,928     18
38   RESTATEMENT OF PAID-IN CAPITAL STOCK          950,542     17           913,853     23
39   PREMIUM ON SALES OF SHARES                  4,615,162     82         4,714,599    120
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCRE              0      0                 0      0
41   CAPITAL INCREASE (DECREASE)                -3,504,728    -62        -2,586,906    -66
42   RETAINED EARNINGS AND CAPITAL RESERVE      -4,526,599    -80        -3,440,356    -88
43   REPURCHASE FUND OF SHARES                   1,433,229     25         1,433,229     37
44   EXCESS (SHORTFALL) IN RESTATEMENT
       OF STOCK HOLDERS' EQUITY                   -327,585     -6          -306,294     -8
45   NET INCOME FOR THE YEAR                       -83,773     -1          -273,485     -7

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

  REF      CONCEPTS                         QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                               FINANCIAL YEAR              FINANCIAL YEAR
S                                                   Amount      %            Amount      %
------------------------------------------------------------------------------------------

 3   CASH AND SHORT-TERM INVESTMENTS             2,159,308    100         2,482,653    100
46   CASH                                        1,228,677     57           316,010     13
47   SHORT-TERM INVESTMENTS                        930,631     43         2,166,643     87

18   DEFERRED ASSETS (NET)                       1,623,570    100         1,411,165    100
48   AMORTIZED OR REDEEMED EXPENSES                587,063     36            98,230      7
49   GOODWILL                                            0      0                 0      0
50   DEFERRED TAXES                              1,036,507     64         1,312,935     93
51   OTHERS                                              0      0                 0      0

21   CURRENT LIABILITIES                         5,270,945    100         7,094,302    100
52   FOREING CURRENCY LIABILITIES                2,891,539     55         3,822,206     54
53   MEXICAN PESOS LIABILITIES                   2,379,406     45         3,272,096     46

24   STOCK MARKET LOANS                              9,757    100         1,095,583    100
54   COMMERCIAL PAPER                                    0      0            11,628      1
55   CURRENT MATURITIES OF MEDIUM TERM NOTE              0      0                 0      0
56   CURRENT MATURITIES OF BONDS                     9,757    100         1,083,955     99

26   OTHER CURRENT LIABILITIES                   3,091,076    100         3,801,847    100
57   OTHER CURRENT LIABILITIES WITH COST            50,066      2            13,803      0
58   OTHER CURRENT LIABILITIES WITHOUT COST      3,041,010     98         3,788,044    100

27   LONG-TERM LIABILITIES                       5,493,499    100         2,876,816    100
59   FOREING CURRENCY LIABILITIES                4,403,343     80           989,299     34
60   MEXICAN PESOS LIABILITIES                   1,090,156     20         1,887,517     66

29   STOCK MARKET LOANS                          2,752,410    100           185,614    100
61   BONDS                                               0      0                 0      0
62   MEDIUM TERM NOTES                           2,752,410    100           185,614    100

30   OTHER LOANS                                    35,173    100            13,607    100
63   OTHER LOANS WITH COST                          35,173    100            13,607    100
64   OTHER LOANS WITHOUT COST                            0      0                 0      0

31   DEFERRED LOANS                                 12,192    100            11,407    100
65   NEGATIVE GOODWILL                                   0      0                 0      0
66   DEFERRED TAXES                                      0      0                 0      0
67   OTHERS                                         12,192    100            11,407    100

32   OTHER LIABILITIES                             433,002    100           294,886    100
68   RESERVES                                      433,002    100           294,886    100
69   OTHERS LIABILITIES                                  0      0                 0      0

44   EXCESS (SHORTFALL) IN RESTATEMENT            -327,585    100          -306,294    100
       OF STOCKHOLDERS EQUITY
70   ACCUMULATED INCOME DUE TO MONETARY
       POSITION                                          0      0                 0      0
71   INCOME FROM NONMONETARY POSITION ASSET       -327,585           100   -306,294    100

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF       CONCEPTS                               QUARTER OF PRESENT    QUARTER OF PREVIOUS
                                                    FINANCIAL YEAR         FINANCIAL YEAR
S                                                          Amount                 Amount
------------------------------------------------------------------------------------------
72   WORKING CAPITAL                                      1,702,112               -571,556
73   PENSIONS FUND AND SENIORITY PREMIUMS                     5,150                 56,121
74   EXECUTIVES (*)                                              15                     35
75   EMPLOYERS (*)                                            3,128                  2,648
76   WORKERS (*)                                              6,633                  4,587
77   CIRCULATION SHARES (*)                           1,865,054,114            621,561,433
78   REPURCHASED SHARES (*)                                       0                      0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
                              (Thousands of Pesos)
                                 Final Printing

REF          CONCEPTS                          QUARTER OF PRESENT      QUARTER OF PREVIOUS
R                                                FINANCIAL YEAR          FINANCIAL YEAR
                                                    Amount      %            Amount      %
------------------------------------------------------------------------------------------
 1   NET SALES                                   2,515,543    100         1,973,596    100
 2   COST OF SALES                               2,242,252     89         1,727,031     88
 3   GROSS INCOME                                  273,291     11           246,565     12
 4   OPERATING                                     210,400      8           197,268     10
 5   OPERATING INCOME                               62,891      3            49,297      2
 6   TOTAL FINANCING COST                           39,692      2           121,714      6
 7   INCOME AFTER FINANCING COST                    23,199      1           -72,417     -4
 8   OTHER FINANCIAL OPERATIONS                     26,974      1            23,636      1
 9   INCOME BEFORE TAXES AND WORKERS
      PROFIT SHARING                                -3,775      0           -96,053     -5
10   RESERVE FOR TAXES AND WORKERS
      PROFIT SHARING                                90,671      4           114,739      6
11   NET INCOME AFTER TAXES AND WORKERS
      PROFIT SHARING                               -94,446     -4          -210,792    -11
12   SHARE IN NET INCOME OF SUBSIDIARIES
      AND NON-CONSOLIDATED ASSOCIATES                 -737      0           -48,824     -2
13   CONSOLIDATED NET INCOME OF CONTINUOUS         -95,183     -4          -259,616    -13

14   INCOME OF DISCONTINUOUS OPERATIONS                  0      0                 0      0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS                           -95,183     -4          -259,616    -13
16   EXTRAORDINARY ITEMS NET EXPENSES
      (INCOME)                                           0      0                 0      0
17   NET EFFECT AT THE BEGINNING OF THE
      YEAR BY CHANGES IN ACCOUNTING
       PRINCIPLES                                        0      0                 0      0
18   NET CONSOLIDATED INCOME                       -95,183     -4          -259,616    -13
19   NET INCOME OF MINORITY INTEREST               -11,410      0            13,869      1
20   NET INCOME OF MAJORITY INTEREST               -83,773     -3          -273,485    -14

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF           CONCEPTS                         QUARTER OF PRESENT      QUARTER OF PREVIOUS
R                                                FINANCIAL YEAR           FINANCIAL YEAR
                                                    Amount      %            Amount      %
------------------------------------------------------------------------------------------
 1   NET SALES                                   2,515,543    100         1,973,596    100
21   DOMESTIC                                    2,037,300     81         1,310,287     66
22   FOREIGN                                       478,243     19           663,309     34
23   TRANSLATED INTO DOLLARS (***)                  43,031      2            61,646      3

 6   TOTAL FINANCING COST                           39,692    100           121,714    100
24   INTEREST PAID                                  85,921    216           145,625    120
25   EXCHANGE LOSSES                               118,948    300           316,603    260
26   INTEREST EARNED                                41,140    104            43,816     36
27   EXCHANGE PROFITS                              133,151    335           281,891    232
28   GAIN DUE TO MONETARY POSITION                   1,274      3           -21,878    -18
42   LOST IN RESTATEMENT OF UDIS                     7,840     20             7,071      6
43   GAIN IN RESTATEMENT OF UDIS                         0      0                 0      0

 8   OTHER FINANCIAL OPERATIONS                     26,974    100            23,636    100
29   OTHER NET EXPENSES (INCOME) NET                26,974    100            23,636    100
30   (PROFIT) LOSS ON SALE OF OWN SHARES                 0      0                 0      0
31   (PROFIT) LOSS ON SALE OF SHORT TERM
     INVESTMENTS                                         0      0                 0      0

10   RESERVE FOR TAXES AND WORKERS
     PROFIT SHARING                                 90,671    100           114,739    100
32   INCOME TAX                                     44,287     49              -928     -1
33   DEFERED INCOME TAX                             46,366     51           112,418     98
34   WORKERS' PROFIT SHARING                            81      0            -1,952     -2
35   DEFERED WORKERS' PROFIT SHARING                   -63      0             5,201      5

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing


REF          CONCEPTS                            QUARTER OF PRESENT    QUARTER OF PREVIOUS
R                                                  FINANCIAL YEAR         FINANCIAL YEAR
                                                           Amount                Amount
------------------------------------------------------------------------------------------
36   TOTAL SALES                                          2,520,445              1,975,009
37   NET INCOME OF THE YEAR                                -117,672               -114,922
38   NET SALES (**)                                      10,246,825              8,353,226
39   OPERATION INCOME (**)                                   55,384                164,758
40   NET INCOME OF MAYORITY INTEREST(**)                   -896,505             -1,608,955
41   NET CONSOLIDATED INCOME (**)                          -959,801             -1,466,915

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
                              (Thousands of Pesos)
                                 Final Printing

REF           CONCEPTS                         QUARTER OF PRESENT      QUARTER OF PREVIOUS
RT                                                FINANCIAL YEAR          FINANCIAL YEAR
                                                  Amount        %           Amount       %
------------------------------------------------------------------------------------------
 1   NET SALES                                   2,515,543    100         1,973,596    100
 2   COST OF SALES                               2,242,252     89         1,727,031     88
 3   GROSS INCOME                                  273,291     11           246,565     12
 4   OPERATING                                     210,400      8           197,268     10
 5   OPERATING INCOME                               62,891      3            49,297      2
 6   TOTAL FINANCING COST                           39,692      2           121,714      6
 7   INCOME AFTER FINANCING COST                    23,199      1           -72,417     -4
 8   OTHER FINANCIAL OPERATIONS                     26,974      1            23,636      1
 9   INCOME BEFORE TAXES AND WORKERS
      PROFIT SHARING                                -3,775      0           -96,053     -5
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING                                        90,671      4           114,739      6
11   NET INCOME AFTER TAXES AND WORKERS
      PROFIT SHARING                               -94,446     -4          -210,792    -11
12   SHARE IN NET INCOME OF SUBSIDIARIES
      AND NON-CONSOLIDATED ASSOCIATES                 -737      0           -48,824     -2
13   CONSOLIDATED NET INCOME OF CONTINUOUS         -95,183     -4          -259,616    -13

14   INCOME OF DISCONTINUOUS OPERATIONS                  0      0                 0      0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS                           -95,183     -4          -259,616    -13
16   EXTRAORDINARY ITEMS NET EXPENSES (INCO              0      0                 0      0
17   NET EFFECT AT THE BEGINNING OF THE YEAR
      BY CHANGES IN ACCOUNTING PRINCIPLES                0      0                 0      0
18   NET CONSOLIDATED INCOME                       -95,183     -4          -259,616    -13
19   NET INCOME OF MINORITY INTEREST               -11,410      0            13,869      1
20   NET INCOME OF MAJORITY INTEREST               -83,773     -3          -273,485    -14

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF          CONCEPTS                          QUARTER OF PRESENT      QUARTER OF PREVIOUS
RT                                               FINANCIAL YEAR           FINANCIAL YEAR
                                                    Amount      %            Amount      %
------------------------------------------------------------------------------------------
 1   NET SALES                                   2,515,543    100         1,973,596    100
21   DOMESTIC                                    2,037,300     81         1,310,287     66
22   FOREIGN                                       478,243     19           663,309     34
23   TRANSLATED INTO DOLLARS (***)                  43,031      2            61,646      3

 6   TOTAL FINANCING COST                           39,692    100           121,714    100
24   INTEREST PAID                                  85,921    216           145,625    120
25   EXCHANGE LOSSES                               118,948    300           316,603    260
26   INTEREST EARNED                                41,140    104            43,816     36
27   EXCHANGE PROFITS                              133,151    335           281,891    232
28   GAIN DUE TO MONETARY POSITION                   1,274      3           -21,878    -18
42   LOST IN RESTATEMENT OF UDIS                     7,840     20             7,071      6
43   GAIN IN RESTATEMENT OF UDIS                         0      0                 0      0

 8   OTHER FINANCIAL OPERATIONS                     26,974    100            23,636    100
29   OTHER NET EXPENSES (INCOME) NET                26,974    100            23,636    100
30   (PROFIT) LOSS ON SALE OF OWN SHARES                 0      0                 0      0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM IN              0      0                 0      0

10   RESERVE FOR TAXES AND WORKERS' PROFIT          90,671    100           114,739    100
32   INCOME TAX                                     44,287     49              -928     -1
33   DEFERED INCOME TAX                             46,366     51           112,418     98
34   WORKERS' PROFIT SHARING                            81      0            -1,952     -2
35   DEFERED WORKERS' PROFIT SHARING                   -63      0             5,201      5

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF          CONCEPTS                                    QUARTER OF PRESENT     QUARTER OF PREVIOUS
P                                                         FINANCIAL YEAR           FINANCIAL YEAR
     YIELD
---------------------------------------------------------------------------------------------------
 1   NET INCOME TO NET SALES .........................          -3.78 %                 -13.15 %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........         -17.13 %                 -43.15 %
 3   NET INCOME TO TOTAL ASSETS (**) .................          -5.69 %                 -10.34 %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......           0.00 %                   0.00 %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...           1.34 %                  -8.43 %

     ACTIVITY
----------------------------------------------------------------------------------------------------
 6   NET SALES TO NET ASSETS (**) ....................           0.61 times               0.59 times
 7   NET SALES TO FIXED ASSETS (**) ..................           7.93 times               6.26 times
 8   INVENTORIES ROTATION (**) .......................           6.79 times               5.66 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............          72 days                  75 days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)           6.93 %                  12.04 %

     LEVERAGE
----------------------------------------------------------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............          66.47 %                  72.42 %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......           1.98 times               2.63 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES          65.08 %                  46.82 %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........         425.15 %                 215.70 %
15   OPERATING INCOME TO INTEREST PAID ...............           0.73 times               0.34 times
16   NET SALES TO TOTAL LIABILITIES (**) .............           0.91 times               0.81 times

     LIQUIDITY
-----------------------------------------------------------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........           1.32 times               0.92 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................           1.06 times               0.74 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............           0.62 times               0.63 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........          40.97 %                  35.00 %

     CASH FLOW
-----------------------------------------------------------------------------------------------------
21   CASH FLOW FROM NET INCOME TO NET SALES ..........          10.77 %                  -0.91 %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................        -112.63 %                 -12.21 %
23   CASH GENERATED (USED) IN OPERATING TO
      INTEREST PAID                                            -29.82 times              -1.78 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................          72.67 %                 100.00 %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................          27.33 %                   0.00%
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
      TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................           2.35 %               -294.34 %

(**)    IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 1  YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT

REF            CONCEPTS                          QUARTER OF PRESENT     QUARTER OF PREVIOUS
D                                                  FINANCIAL YEAR         FINANCIAL YEAR
                                                         Amount                  Amount
--------------------------------------------------------------------------------------------
 1   BASIC PROFIT PER ORDINARY SHARE (**) ......   Ps.     -1.32           Ps.     -2.59
 2   BASIC PROFIT PER PREFERENT SHARE (**) .....   Ps.      0.00           Ps.      0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ....   Ps.      0.00           Ps.      0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
     SHARE(**) .................................   Ps.     -1.41           Ps.     -2.36
 5   EFFECT OF DISCONTINUOUS OPERATING ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)    Ps.      0.00           Ps.      0.00
 6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)    Ps.      0.00           Ps.      0.00
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)    Ps.      0.00           Ps.      0.00
 8   CARRYING VALUE PER SHARE ..................   Ps.      2.81           Ps.      6.00
 9   CASH DIVIDEND ACUMULATED PER SHARE ........   Ps.      0.00           Ps.      0.00
10   DIVIDEND IN SHARES PER SHARE ..............            0.00 shares             0.00
11   MARKET PRICE TO CARRYING VALUE ............            1.39 times              0.35
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
       SHARE (**)                                          -2.96 times             -0.81
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
       SHARE (**)                                           0.00 times              0.00

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
                              (Thousands of Pesos)
                                 Final Printing

REF           CONCEPTS                            QUARTER OF PRESENT    QUARTER OF PREVIOUS
C                                                   FINANCIAL YEAR        FINANCIAL YEAR
                                                            Amount                Amount
-------------------------------------------------------------------------------------------
 1   CONSOLIDATED NET INCOME                                -95,183               -259,616
 2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH                                     366,048                241,674
 3   CASH FLOW FROM NET INCOME OF THE YEAR                  270,865                -17,942
 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL            -2,833,204               -241,048
 5   CASH GENERATED (USED) IN OPERATING
       ACTIVITIE                                         -2,562,339               -258,990
 6   CASH FLOW FROM EXTERNAL FINANCING                      980,379               -317,518
 7   CASH FLOW FROM INTERNAL FINANCING                      368,772                      0
 8   CASH FLOW GENERATED (USED) BY FINANCING              1,349,151               -317,518
 9   CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES                                            -438,241                  9,413
10   NET INCREASE (DECREASE) IN CASH AND
      SHORT-TERM INVESTMENTS                             -1,651,429               -567,095
11   CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD                                  3,810,737              3,049,748
12   CASH AND SHORT-TERM INVESTMENTS AT THE END
     OF PERIOD                                            2,159,308              2,482,653

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF             CONCEPTS                         QUARTER OF PRESENT     QUARTER OF PREVIOUS
C                                                    FINANCIAL YEAR          FINANCIAL YEAR
                                                             Amount                  Amount
-------------------------------------------------------------------------------------------
 2   + (-) ITEMS ADDED TO INCOME WHICH
       DO NOT REQUIRE USING CASH                            366,048                241,674
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR             248,256                 89,047
14   + (-) NET INCREASE (DECREASE) IN
       PENSIONS FUND AND SENIORITY PREMIUMS                    -196                -12,306
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE              -74,094                 64,423
16   + (-) NET LOSS (PROFIT) IN ASSETS AND
       LIABILITIES ACTUALIZATION                                  0                      0
17   + (-) OTHER ITEMS                                      192,082                100,510
40   + (-) OTHER ITEMS THAT THEY DO NOT HAVE
       TO DO WITH EBITDA                                          0                      0

 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL            -2,833,204               -241,048
18   + (-) DECREASE (INCREASE) IN ACCOUNT
      RECEIVABLES                                        -1,911,795                -21,993
19   + (-) DECREASE (INCREASE) IN INVENTORIES                48,199                157,118
20   + (-) DECREASE (INCREASE) IN OTHER
      ACCOUNT RECEIVABLES                                  -383,911               -150,283
21   + (-) INCREASE (DECREASE) IN SUPPLIER
      ACCOUNT                                               -67,826                -104,843
22   + (-) INCREASE (DECREASE) IN OTHER
      LIABILITIES                                          -517,871               -121,047

 6   CASH FLOW FROM EXTERNAL FINANCING                      980,379               -317,518
23   + SHORT-TERM BANK AND STOCK MARKET
       FINANCING                                            193,428                 31,665
24   + LONG-TERM BANK AND STOCK MARKET
       FINANCING                                          2,674,518                 11,516
25   + DIVIDEND RECEIVED                                          0                      0
26   + OTHER FINANCING                                     -111,175                -12,500
27   (-) BANK FINANCING AMORTIZATION                       -683,794               -332,948
28   (-) STOCK MARKET AMORTIZATION                       -1,092,598                -15,251
29   (-) OTHER FINANCING AMORTIZATION                             0                      0

 7   CASH FLOW FROM INTERNAL FINANCING                      368,772                      0
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS            368,772                      0
31   (-) DIVIDENS PAID                                            0                      0
32   + PREMIUM ON SALE OF SHARES                                  0                      0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                  0                      0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES                                            -438,241                  9,413
34   + (-) DECREASE (INCREASE) IN STOCK
      INVESTMENTS OF A PERMANENT NATURE                      -2,874                -17,020
35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIP           -10,278                -27,706
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                    0                      0
37   + SALE OF OTHER PERMANENT INVESTMENTS                   12,443                 18,280
38   + SALE OF TANGIBLE FIXED ASSETS                          8,582                 45,548
39   + (-) OTHER ITEMS                                     -446,114                 -9,689
